New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

By Edgar

April 30, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: Pamela Long, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.-- Pre Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162417) Filed on October 9, 2010 (the “Registration Statement”).

Dear Sir:

This letter relates to the to Pre-effective Amendment No. 4 (the “Amendment”) to the Registration Statement filed today by New Energy Technologies, Inc (the “Company”).  The Amendment updates the financial statements and other disclosures in the registration statement as well as reducing the total number of shares being registered from 20,050,000 to 10,050,000.  The 10,050,000 shares registered are being offered by the Selling Stockholders named therein.  The Company does not intend to offer any shares for sale at this time.

Thank you for your assistance.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

Name: Meetesh Patel

Title:    President and Chief Executive Officer

cc.        Joseph Sierchio, Esq.